BB 3/8 AB 3/20

SECURITIES AND EXCHANGE COMMISSION

06002423

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 52557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Woodward Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 East Maple Road, Suite 100
(No. and Street)

Birmingham (City) Michigan (State) 48009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas A. Troszak (248) 961-2375 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Long Russell D.
(Name – *if individual, state last, first, middle name*)

P.O. Box 1475 (Address) Birmingham (City) Michigan (State) 48012-1475 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas A. Troszak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Woodward Financial Corporation, as of Dec. 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Russell D. Long, CPA, PC

P.O. Box 1475
Birmingham, Michigan 48012-1475

Direct: (248) 909-0250
Fax: (248) 594-0264
E-mail: rlong@okeefac.com

To the Director and Stockholder of
North Woodward Financial Corporation
Birmingham, MI

We have audited the accompanying balance sheet of North Woodward Financial Corporation as of December 31, 2005, and the related statement of operations, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of North Woodward Financial Corporation, as of December 31, 2005, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Russell D. Long, CPA P.C.

Birmingham, Michigan
February 20, 2006

North Woodward Financial Corporation

Statement of Assets, Liabilities and Stockholders Equity

For the years ended December 31, 2004 and 2005

		2004		2005
ASSETS				
Current Asssets				
Cash - Operating	$	3,382	$	2,520
Cash - Clearing Deposit		15,000		15,000
Accounts Receivable	$	2,985	$	3,410
Total Current Assets:	**$**	**21,367**	**$**	**20,930**
Property and Equipment (Net)				
Equipment	$	500	$	500
Leasehold Improvements		500		500
Total Property and Equipment	**$**	**1,000**	**$**	**1,000**
TOTAL ASSETS	**$**	**22,367**	**$**	**21,930**
LIABILITIES AND EQUITY				
Current Liabilities	$	-	$	-
Stockholder's Equity		22,367		21,930
TOTAL LIABILITIES AND EQUITY	**$**	**22,367**	**$**	**21,930**

See accountant's report and notes to financial statements.

North Woodward Financial Corporation

Statement of Income

For the periods ended December 31, 2004 and 2005

		2004		2005
Revenue				
Revenue	$	75,002	$	80,233
Total Revenue:	**$**	**75,002**	**$**	**80,233**
Cost of Revenue:				
Cost of Revenue - Commissions/Benefits	$	14,312	$	6,443
Cost of Revenue - Outside Services		4,815		4,594
Cost of Revenue - Labor		2,180		19,420
Cost of Revenue - Communications		3,148		2,108
Cost of Revenue - Insurance		1,163		3,046
Cost of Revenue - Professional Fees		7,298		5,840
Cost of Revenue - Transportation/Repairs/CE Travel		4,697		3,925
Cost of Revenue - NASD Regulation		2,818		10,014
Cost of Revenue - Software & Devlmt		8,481		3,427
Total Cost of Revenue:	**$**	**48,912**	**$**	**58,817**
Operations Expense:				
Bank Charges, Office Supplies	$	4,020	$	1,537
Accounting & Legal Fees		5,542		6,500
Postage, Delivery, Printing		1,738		119
Rent and Utilities		8,148		6,762
Advertising		1,840		2,578
Depreciation & Amortization		6,000		-
Miscellaneous		2,430		701
Total Operations Expense	**$**	**29,718**	**$**	**18,197**
Net Income/(Loss):	**$**	**(3,628)**	**$**	**3,219**

North Woodward Financial Corporation

Statement of Retained Earnings

for the year ended December 31, 2005

Retained earnings	$	18,711
Net income	$	3,219
Retained Earnings, End of Year		**21,930**

North Woodward Financial Corporation

Statement of Cash Flow

For the year ended December 31, 2005

Cash flows from operating activities:		
Net Income	**$**	**3,219**
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		-
(Gain)/loss on disposal of property		-
(Increase)/decrease in accounts receivable		(425)
Increase/(decrease) in adjustment prior year		(3,656)
Total adjustments:	**$**	**(4,081)**
Net cash provided (used) by operating activites:	**$**	**(862)**
Net increase (decrease) in cash and equivalents:	**$**	**(862)**
Cash and equivalents, beginning	**$**	**3,382**
Cash and equivalents, ending	**$**	**2,520**

See accountant's report and notes to financial statements.

North Woodward Financial Corporation
Statement of Net Capital
as of December 31, 2005

Net Worth:	$	21,930
Total Ownership Equity:		21,930
Less: Non-Allowable Assets		(1,000)
NET CAPITAL	$	20,930
Net Capital Requirement	$	5,000
Net Capital in excess of requirement:		**$15,930**

North Woodward Financial Corporation
Notes to Financial Statements
(See Accountant's Report)

SUMMARY OF SIGNFICANT ACCOUNTING POLICIES:

The summary of significant accounting policies of North Woodward Financial Corporation ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These policies conform to generally accepted accounting principles.

NATURE OF BUSINESS:

The Company's primary business activity is the trading of securities as a broker-dealer.

RELATED BUSINESS ACTIVITIES:

The Company is related to other business entities through common ownership. These financial statements do not include any other related business entities that are under common ownership.

METHODS OF ACCOUNTING:

Assets, liabilities, revenue and expenses are recognized on the accrual method of accounting for financial statement presentation and an income tax method (cash basis) for the State of Michigan and for United States Federal income tax purposes.

COMPUTATION OF NET CAPITAL:

No material differences exist between prior (12/31/04) and current (12/31/05) net capital.